Exhibit 99.1

NOTICE OF ANNUAL GENERAL AND SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that an Annual General and Special Meeting (the “Meeting”) of the shareholders (the “Shareholders”) of ELECTRA BATTERY MATERIALS CORPORATION (the “Company”) on Thursday, November 10, 2022, at 11:00 a.m. (Toronto time), for the following purposes:

1.	To receive the audited financial statements of the Company for the year ended December 31, 2021, together with the report of the Auditors thereon;
2.	To appoint KPMG LLP as the Auditor of the Company for the ensuing year, and to authorize the directors to fix the remuneration to be paid to the Auditor;
3.	To elect directors of the Company for the ensuing year;
4.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the 2022 LTIP, as more particularly described in the accompanying management information circular of the Company dated September 28, 2022 (the “Circular”);
5.	To consider and, if deemed advisable, to approve with or without variation, an ordinary resolution of disinterested Shareholders to approve the ESP Plan, as more particularly described in the accompanying Circular; and
6.	To transact such further or other business as may properly come before the meeting or any adjournment or adjournments thereof.

While as of the date hereof, we are intending to hold the Meeting in a physical face-to-face format, we are continuously monitoring the coronavirus (“COVID-19”) situation. In light of the rapidly evolving news and guidelines related to COVID-19, we ask that, in considering whether to attend the Meeting in person, shareholders follow, among other things, the instructions of the Public Health Agency of Canada (https://www.canada.ca/en/public-health/services/diseases/coronavirus-disease-covid-19.html) and any applicable additional provincial and local instructions. You should not attend the Meeting in person if you are experiencing any cold or flu-like symptoms, or if you or someone with whom you have been in close contact has travelled to/from outside of Canada within the 14 days before the Meeting. All Shareholders are strongly encouraged to vote in advance of the Meeting using the proxy form or the voting instruction form provided to them with the Meeting materials.

Date:	Thursday, November 10, 2022
Time:	11:00 a.m. (Toronto time)
Location:	York Room in the Sheraton Centre Toronto Hotel located at
123 Queen Street W, Toronto, Ontario, M5H 2M9

All resolutions require a simple majority of the votes cast at the Meeting, whether in person or by proxy. A “special resolution” is a resolution passed by a majority of not less than two-thirds of the votes cast by Shareholders (in person or by proxy) in respect of that resolution at the Meeting. The resolutions to approve the 2022 LTIP and the ESP Plan require a simple majority of the votes cast at the Meeting by disinterested Shareholders. The text of these resolutions has been provided in the Circular.

The nature of the business to be transacted at the Meeting is described in further detail in the Circular, which forms part of this Notice and provides additional information relating to the matters to be dealt with at the Meeting.

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You are entitled to vote at the Meeting and any postponement or adjournment thereof if you owned Common Shares of the Company at the close of business on September 28, 2022 (the record date). For information on how you may vote, please refer to Part 1 of this Circular.

Toronto, Ontario
September 28, 2022

By Order of the Board of Directors,

“Trent Mell”

Trent Mell

President and Chief Executive Officer

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